PACIFIC LIFE INSURANCE COMPANY’S

DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION

PROCEDURES FOR POLICIES PURSUANT TO

RULE 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Pacific Life Insurance Company (“Pacific Life”) in connection with the issuance of its Pacific Select VUL 2, MVP VUL 11, and MVP VUL 11 LTP Flexible Premium Variable Life Insurance Policies (collectively referred herein as “Policy”), the transfer of assets held under the Policy, and the redemption by Policy Owners of their interests in said Policy. The defined terms used in this document are the same as defined in the Policy prospectus.

I. PURCHASE AND RELATED TRANSACTIONS

A. Premium Schedules and Underwriting Standards

The Policy is a flexible premium variable life insurance policy. The Policy provides lifetime insurance protection on the life of the insured named in the Policy, with a death benefit payable when the insured dies while the Policy is In Force. A Policy Owner may elect one of three options to calculate the amount of death benefit payable under the Policy. The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws which prohibit unfair discrimination among Policy Owners, but allow cost of insurance rates to be based upon factors such as age, health or occupation.

A Policy Owner may choose the amount and frequency of premium payments, subject to a minimum of $50 per payment.

B. Application and Initial Premium Processing

Upon receipt of a completed application for a Policy, Pacific Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve verification procedures and may require that further information be provided by the applicant before a determination can be made. Pacific Life will first become obligated under a Policy when the total initial premium is received or on the date the application is accepted by Pacific Life, whichever is later.

After the Policy is issued, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. The Policy Date is usually the date that the Policy is issued. The Policy Date is the date used to determine Policy years, Policy months, and Policy monthly, quarterly, semi-annual and annual anniversaries.

C. Additional Premium Payments

The Policy is a flexible premium policy, and it provides flexibility to pay premiums at the Policy Owner’s discretion. When applying for a Policy, a Policy Owner will determine a planned periodic premium that provides for the payment of level premiums of fixed intervals over a specified period of time. Each Policy Owner or payor will receive a premium reminder notice or list bill on either an annual, semi-annual, or quarterly basis (or monthly (list bill only)), at the option of the Policy Owner or payor; however, the Policy Owner or payor is not required to pay planned periodic premiums.

Payment of the planned periodic premium will not guarantee that a Policy will remain In Force. Instead, the duration of the Policy depends upon the Policy’s accumulated value. Even if planned periodic premiums are paid, the Policy will lapse any time accumulated value less Policy Debt is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. Any premium payment must be for at least $50. Pacific Life also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.

D. Premium Allocation

A Policy Owner may allocate net premiums among the variable accounts, the fixed accounts, or the Indexed Accounts. When a Policy is issued and all delivery requirements are received at Pacific Life’s Life Insurance Division, the Accumulated Value will be automatically allocated according to the Policy Owner’s instructions in the application or more recent instructions if any (except for amounts allocated to the Loan Account to secure any Policy Debt). The initial allocation must be made in the Policy application. All net premiums are allocated according to the Policy Owner’s instructions the later of 15 days after the Policy is issued or when all requirements for the Policy to be considered In Force are delivered to the Life Insurance Division (the Free-Look Transfer Date).

Additional net premium payments will be allocated among the investment alternatives according to the Policy Owner’s instructions (after the Free-Look Transfer Date). A Policy Owner may change the allocation of accumulated value by submitting a proper written request to Pacific Life’s Life Insurance Division.

Pacific Life reserves the right to limit the amount allocated to the Fixed Accounts to $1,000,000 for net premium payments and $100,000 for loan repayments and transfers during the most recent 12 months for all of a Policy Owner’s policies. Any excess over these limits would be transferred to a Policy Owner’s other Investment Options according to the Policy Owner’s most recent instructions.

E. Reinstatement

Pacific Life will reinstate a lapsed Policy (see “Policy Lapse”, Section III.D. of this document) at any time within three years after the end of the grace period, provided Pacific Life receives the following: (1) a written application of the Policy Owner; (2) evidence of insurability satisfactory to Pacific Life that the insured is still insurable; and (3) payment sufficient, after deduction of premium load, to cover all monthly charges and deductions that were due and unpaid during the grace period, and keep the Policy In Force for 3 months following reinstatement.

If there was a loan at the time of lapse, the loan amount will not be reinstated.  The accumulated value at reinstatement will equal the accumulated value at time of lapse less the Policy Debt at time of lapse. Any negative accumulated value is due in addition to sufficient premium at time of reinstatement.

Reinstatement will be effective as of the monthly payment date on or next following the date of approval by Pacific Life.  The accumulated value at reinstatement will be allocated among the variable accounts and the fixed accounts in accordance with the Policy owner’s current premium allocation instructions.

F. Policy Loans

A Policy Owner may borrow from Pacific Life an amount up to the amount of the accumulated value less 3 times the most recent monthly deduction for policy charges, less any surrender charge applicable on the date of the loan, and less any outstanding Policy Debt (MVP VUL 11 does not have a surrender charge). The minimum loan that may be taken is $200 for most states. A Policy is the only security required for a loan.

When a Policy Owner takes a loan, an amount equal to the loan is transferred out of the Policy Owner’s accumulated value in the Variable Investment Options and/or the Fixed Options in proportion to the Accumulated Value in each Investment Option, unless the Policy Owner instructs Pacific Life otherwise. If there is no accumulated value in the Variable Investment Options or the Fixed Options, then any loan amount will be taken proportionately from the Indexed Accumulated Value of all Segments.

The interest rate on loans is 2.25% annually for all years. Pacific Life will credit interest monthly on amounts held in the Loan Account to secure the loan at an annual rate of at least 2.00% in all Policy years. The owner may repay all or a part of the loan at any time while the Policy is In Force. If not repaid, the Policy Debt will reduce the amount of death proceeds paid upon the death of the insured, the cash surrender value paid upon surrender, or the refund of premium upon exercise of the Free-Look Right.

A loan may affect the length of time the Policy remains In Force. The Policy will lapse when accumulated value minus Policy Debt is insufficient to cover the monthly deduction against the Policy’s accumulated value on any monthly payment date and the minimum payment required is not made during the grace period. Moreover, the Policy may enter the grace period more quickly when a loan is outstanding, because the loaned amount is not available to cover monthly deductions.

Loans may be reversed if the request is received within 30 days after the date the loan effective date. Reversal processing is contingent to the Policy Owner returning the loaned amount and a signed letter of instruction from the Policy Owner.

II. TRANSFER AMONG INVESTMENT OPTIONS

Transfers are limited to 25 for each calendar year. If all available transfers have been used, transfer requests will no longer be accepted until the start of the following calendar year. However, a Policy Owner may make one transfer of all or a portion of the Policy’s accumulated value remaining in the variable investment options into the Fidelity® VIP Government Money Market investment option prior to the start of the next calendar year.

A Policy Owner may only make 2 transfers in any calendar month to or from each of the following investment options:

American Funds IS Asset Allocation Fund Class 2	Fidelity® VIP Contrafund Portfolio Initial Class	Fidelity® VIP International Index Portfolio Service Class 2	T. Rowe Price Equity Income Portfolio — I

American Funds IS Growth Fund Class 2	Fidelity® VIP Freedom 2035 Portfolio Initial Class	Fidelity® VIP Mid Cap Portfolio Initial Class

American Funds IS Growth-Income Fund Class 2	Fidelity® VIP Freedom 2045 Portfolio Initial Class	Fidelity® VIP Total Market Index Portfolio Service Class 2

Fidelity® VIP Bond Index Portfolio Service Class 2	Fidelity® VIP Freedom Income Portfolio Initial Class	T. Rowe Price Blue Chip Growth Portfolio — I

Additionally, only 2 transfers in any calendar month may involve any of the following investment options:

BlackRock Global Allocation V.I. Fund Class I	Lazard Retirement Global Dynamic Multi-Asset Portfolio Investor Shares	PIMCO Global Managed Asset Allocation Portfolio - Institutional Class

DFA VA International Value Portfolio	Lazard Retirement International Equity Portfolio Service Shares	Templeton Foreign VIP Fund Class 1

Invesco V.I. International Growth Fund Series I	M International Equity Fund	Templeton Global Bond VIP Fund Class 1

Janus Henderson Overseas Portfolio Institutional Class	Invesco Oppenheimer Global Fund Series I	VanEck VIP Global Hard Assets Fund Initial Class

For the purposes of applying the limitations, any transfers that occur on the same day are considered 1 transfer. A transfer of accumulated value from the loan account into the investment options following a loan payment is considered a transfer under these limitations. Transfers into the loan account, or transfers that occur as a result of the dollar cost averaging program, the portfolio rebalancing program, certain corporate owned life insurance policy rebalancing programs, the first-year transfer program or an asset allocation program approved by Pacific Life are excluded from the limitations. A Policy Owner may request a transfer between variable accounts at any time. The Pacific Select Exec Separate Account (the “Separate Account”) is a separate investment account of Pacific Life used to support the variable death benefits and policy values of Pacific Life’s life insurance policies. The Separate Account currently is made up of multiple variable accounts which invest in shares of corresponding portfolios of multiple fund families, which are the investment vehicles of the Separate Account. Each Fund is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company of the series type.

A Policy Owner may allocate accumulated value from the variable accounts to the fixed accounts or the Indexed Accounts where available. However, such transfer is subject to limitations on allocations to the Fixed Options. Transfers from the fixed accounts or the Indexed Accounts to the variable accounts are also permitted, subject to the following restrictions: (1) the Policy Owner may not make more than one transfer from the fixed accounts to the variable accounts in any 12-month period, unless the Policy Owner has elected to participate in the First Year Transfer Program service; and, during any 12- month period, (2) such transfers are limited to the greater of: $5,000, 25% of your Policy’s Accumulated Value in the Fixed Account, and 25% of the amount transferred from the Fixed Account in the prior policy year; and $5,000, 10% of your Policy’s Accumulated Value in the Fixed LT Account, and 10% of the amount transferred from the Fixed LT Account in the prior policy year.  Restrictions in Indexed Account transfers are outlined in the prospectus.

Pacific Life reserves the right to limit the amount allocated to the Fixed Accounts and the Indexed Accounts to $1,000,000 for net premium payments and $100,000 for loan repayments and transfers during the most recent 12 months for all of a Policy Owner’s policies. Any excess over these limits would be transferred to a Policy Owner’s other Investment Options according to the Policy Owner’s most recent instructions.

III. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. Surrender for Net Cash Surrender Value

A Policy Owner can make partial withdrawals of the net cash surrender value of the Policy starting on the first Policy anniversary. During the first fifteen Policy years and only in the case of the first withdrawal of a given Policy Year, the portion of a partial withdrawal of up to the lesser of $10,000 or 10% of the Net Cash Surrender Value will not reduce the face amount under the Policy. The excess of any withdrawal over this amount may cause a reduction in Face Amount if the Death Benefit Option is Option A, as described below.

A partial withdrawal must be for at least $200, and the Policy’s net cash surrender value after the withdrawal must be at least $500.

When a partial withdrawal is made on a Policy on which the owner has selected Death Benefit Option A, the face amount under the Policy is decreased by the excess, if any, of the face amount over the result of the death benefit immediately prior to the partial withdrawal minus the amount of the partial withdrawal. A partial withdrawal will not change the face amount of a Policy on which the owner has selected Death Benefit Option B or Death Benefit Option C. However, assuming that the death benefit is not equal to accumulated value times a death benefit percentage, the partial withdrawal will reduce the death benefit by the amount of the partial withdrawal. To the extent the death benefit is based upon the accumulated value times the death benefit percentage applicable to the insureds, a partial withdrawal may cause the death benefit to decrease by an amount greater than the amount of the partial withdrawal. Withdrawals may be reversed if the request is received within 30 days after the withdrawal effective date. Reversal processing is contingent to the Policy Owner returning the amount withdrawn and a signed letter of instruction from the Policy Owner.

Any policy that is restored by return of the surrender proceeds as a result of Pacific Life’s conservation measures will be reinstated if the request is received within 30 days of the effective date of the surrender.  The Policies’ accumulated value, net of any applicable fees and charges, will be allocated among the variable accounts and the fixed accounts in accordance with the Policy Owner’s most recent premium allocation instructions.  Any lag loss resulting from the reinstatement will be borne by Pacific Life.

If a premium payment of over $1,000 was received within 10 business days of the surrender request, the premium amount received may be withheld from the surrender proceeds until Pacific Life obtains verification the payment cleared the bank.  The amount withheld will be noted on the surrender confirmation letter and a separate letter will be provided when the remainder of the proceeds are disbursed.

B. Death Claims

Upon the death of the insured, Pacific Life will pay to a named beneficiary death benefit proceeds, either in a lump sum or under a payment plan offered under the Policy. The proceeds will be the death benefit under the Policy, plus any insurance proceeds provided by rider, reduced by adjustments for any outstanding Policy Debt (and, if in the grace period, any overdue charges).

The death benefit will be the greater of the Guideline Minimum Death Benefit or one of the following three options: (1) Death Benefit Option A — the face amount of the Policy; (2) Death Benefit Option B — the face amount of the Policy plus the accumulated value; or (3) Death Benefit Option C — the face amount of the Policy plus the total premiums paid minus total withdrawals. Because the specified percentage is applied to a Policy Owner’s accumulated value, an increase in accumulated value may increase the death benefit. Under Death Benefit Option C, the death benefit could be less than the face amount if the total withdrawals are greater than the total premiums paid.

C. Change in Face Amount

The face amount of the Policy may be decreased by the Policy Owner. A decrease in face amount may only be made after the first Policy year. Such a change may change the death benefit, depending, among other things, upon the death benefit option chosen by the owner and whether, and the degree to which, the death benefit under a Policy exceeds the face amount prior to the change. A change in the face amount may affect the net amount at risk under a Policy, which may affect a Policy Owner’s cost of insurance charge. For these purposes, the net amount at risk is equal to the death benefit less the Policy Owner’s accumulated value.

Any request for a change in face amount must be by written application to Pacific Life’s Life Insurance Division. A Policy Owner may make only one such request per Policy year.

D. Policy Lapse

If the accumulated value less Policy Debt is insufficient to cover deductions and charges on a monthly payment date, Pacific Life will give written notice to the Policy Owner that if the amount shown in the notice (which will be sufficient to cover the deduction amount(s) due) is not paid within 61 days (the “grace period”), the Policy Owner faces a danger of lapse. The Policy will remain In Force through the grace period, but if no payment is forthcoming, it will terminate at the end of the grace period. In order to avoid termination, the Policy Owner must pay a minimum of the Monthly Deduction due plus three times the Monthly Deduction due when the insufficiency occurred, plus any applicable Premium Load.

If the required payment is made during the grace period, such payment will be allocated among the variable accounts and the fixed accounts in accordance with the Policy Owner’s allocation instructions. If the insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and charges due and any Policy Debt.  A lapsed Policy may be reinstated at any time within three years after the end of the grace period but before the maturity date. See “Reinstatement”, Section I.E. above.